Brian H. Blaney
Tel. 602.445.8322
Fax 602.445.8603
BlaneyB@gtlaw.com
October 27, 2008
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
United States Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kyle Moffatt

Re:	DEI Holdings, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007
Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 000-51664
Dear Mr. Moffatt:
     We express our appreciation for your review of the Annual Report on Form 10-K for the Fiscal year Ended December 31, 2007 and the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2008 (the “Form 10-Q”) of DEI Holdings, Inc. (the “Company”). On behalf of the Company, we are responding to the comment on the Form 10-Q provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 10, 2008. In conjunction with this response, the Company is filing this letter via EDGAR.
     The Company’s response to the Staff’s comment is indicated below, directly following a restatement of the Staff’s comment in bold, italicized type.
Form 10-Q for the Quarterly Period Ended June 30, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three Months Ended June 30, 2008 Compared with the Three Months Ended June 30, 2007, page 12
Six Months Ended June 30, 2008 Compared with the Six Months Ended June 30, 2007, page 14
1.	Staff Comment: We note your presentation of a non-GAAP income statement in your six and three months ended discussion of results of operations. Please revise to delete this non-GAAP income statement. The use of a non-GAAP income statement in your discussion of your results of operations is not appropriate. However, you should revise your narrative following your tabular presentation of your results to discuss the impact that your amended distribution agreement had on your revenues and cost of sales. Please provide us with your proposed disclosures.
Company Response: Pursuant to your request, the Company will delete the non-GAAP income statement from the tabular disclosure in the results of operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in
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ALBANY
AMSTERDAM
ATLANTA
AUSTIN
BERLIN*
BOSTON
BRUSSELS*
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MIAMI
MILAN*
NEW JERSEY
NEW YORK
ORANGE COUNTY
ORLANDO
PALM BEACH COUNTY
PHILADELPHIA
PHOENIX
ROME*
SACRAMENTO
SHANGHAI
SILICON VALLEY
TALLAHASSEE
TAMPA
TOKYO*
TYSONS CORNER
WASHINGTON, D.C.
ZURICH
*STRATEGIC ALLIANCE

United States Securities and Exchange Commission
Attention: Kyle Moffatt
October 27, 2008

the Company’s future filings, and will remove references to such non-GAAP income statement information from the related narrative discussion in the Company’s future filings. The Company respectfully advises the Staff that the first sentence of the second paragraph under “Net Sales” on page 12 of the Form 10-Q and the first sentence of the first paragraph under “Net Sales” on page 14 of the Form 10-Q discusses the impact of the amended distribution agreement and references the more complete discussion of such impact provided in “Critical Accounting Policies and Estimates” on page 10 of the Form 10-Q. In addition, the impact of the change to reporting satellite radio revenues on a net basis on sales and cost of sales for the three and six months ended June 30, 2008 is discussed in the applicable sections of the narrative following the Company’s tabular presentation of results of operations.
To further facilitate the Staff’s review, the Company has provided below the proposed disclosures relating to satellite radio sales and cost of sales, which will appear in the Company’s Form 10-Q for the quarterly period ended September 30, 2008. Pursuant to the first paragraph of the Staff’s letter dated October 10, 2008, the Company intends to use this proposed disclosure in the Company’s future filings with the Commission. Please note that the Company is in the process of finalizing its Form 10-Q for the quarterly period ended September 30, 2008 and, as a result, the Company has not provided final numbers in the proposed disclosure below.
“Three Months Ended September 30, 2008 Compared to Three Months Ended September 30, 2007
Net Sales
Effective January 1, 2008, as a result of our amended distribution agreement with SIRIUS, which significantly lowered our risks, principally those associated with product returns, we began reporting our sales of satellite radio products on a net basis as described in “Critical Accounting Policies and Estimates” above. The change in the application of our accounting policy did not affect our reported gross profit, operating income, or net income. This change in presentation resulted in reported satellite radio product sales of $XX million for the third quarter of 2008, which was comprised of $XX million of gross billings and $XX million of direct costs for satellite radio products. Gross billings of $XX million for the three months ended September 30, 2008 decreased XX% compared with $XX million for the three months ended September 30, 2007. The $XX million decrease is partially attributable to a company-initiated plan and a new arrangement with SIRIUS to reduce sales to Sirius.com as these sales carried lower than average margins and required high working capital as well as decreased sales to other major retailers as consumer demand for satellite radio was lower in the third quarter of 2008 compared with the third quarter of 2007. These decreases were offset by a $XX million decrease in our sales returns allowance for satellite radio products related to our improved distribution agreement with SIRIUS.
Gross Profit and Income from Operations
The change in presentation of our satellite radio revenues to a net basis did not affect our reported gross profit dollars. Our consolidated gross margin improved as direct costs related to satellite radio products decreased from $XX million, or XX% of gross billings and other revenue of $XX million, for the three months ended September 30, 2007 to $XX million, or XX% of gross billings and other revenue of $XX million, for
GREENBERG TRAURIG, LLP

United States Securities and Exchange Commission
Attention: Kyle Moffatt
October 27, 2008

the three months ended September 30, 2008. The decrease in direct costs as a percentage of gross billings and other revenue was primarily attributable to a $XX million reduction of our warranty expense and a $XX million net reduction of our allowance for sales returns. Excluding the impact of warranty and our allowance for sales returns, direct costs as a percentage of gross billings and other revenue increased from XX% for the three months ended September 30, 2007 to XX% for the three months ended September 30, 2008 as we agreed to a reduced inventory margin, as defined in our amended distribution agreement with SIRIUS, in exchange for SIRIUS bearing the risk of product returns.”
* * * * *
     The Company understands that the purpose of the Staff’s review is to assist the Company in its compliance with applicable disclosure requirements and to enhance the overall disclosure in its filings with the Commission. The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further acknowledges that the Staff may have additional comments after reviewing the Company’s response to the Staff’s comment.
     If you have any questions regarding this filing or the Company’s response, please do not hesitate to contact me at (602) 445-8322 or Brandon Lombardi of our office at (602) 445-8335.

Sincerely,
/s/ Brian H. Blaney

Brian H. Blaney
For the Firm

cc: Kevin P. Duffy
GREENBERG TRAURIG, LLP